

SEC
Mail Processing
Section

FEB 20 2018

Washington DC
406

SI

18001105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response...... 12.00	

SEC FILE NUMBER
8-69130

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/17_____ AND ENDING_____12/31/17_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: La Honda Advisors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_770 Menlo Avenue, Suite 230, Menlo Park, CA 94025_____

(No. and Street)

___Menlo Park_____   ___CA_____   ___94025_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____David Ketsdever_____   ____650-400-1088_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Seiler LLP_____

(Name – *if individual, state last, first, middle name*)

___Three Lagoon Drive, Suite 400_____   _Redwood City_____   _CA_____   _94065_____

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, _____Davi.d Kelsden_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____La Hova Advisors LLC_____, as
of _____December 31_____, 20 _17_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____See attached_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _San Mateo_

Subscribed and sworn to (or affirmed) before me on this _15th_ day of _February_, 20_18_, by _David Todd Ketsdever_,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANNE M. TADDEY
Comm. #2143329
Notary Public · California
San Mateo County
Comm. Expires Feb 20, 2020

(Seal)

Signature _A Taddey_



La Honda Advisors

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017


SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LA HONDA ADVISORS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of La Honda Advisors, LLC (a California limited liability company) (the "Company") as of December 31, 2017, and the related notes (the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Redwood City, California
February 14, 2018

Three Lagoon Drive, Suite 400 **Redwood City**, CA 94065 t. 650.365.4646 f. 650.368.4055
220 Montgomery Street, Suite 300 **San Francisco**, CA 94104 t. 415.392.2123 f. 415.392.1720
1735 Technology Drive, Suite 410 **San Jose**, CA 95110 t. 408.766.6000 f. 408.454.0148

WWW.SEILER.COM MEMBER HLB INTERNATIONAL

LA HONDA ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Assets:	
Current Assets	
Cash	$ 1,127,841
Accounts Receivable	9,448
Prepaid Expenses	13,470
Total Current Assets	1,150,759
Long-Term Assets	
Property and Equipment, Net	12,889
Security Deposit	6,000
Investments in Warrants	124,445
Total Long-Term Assets	143,334
TOTAL ASSETS	$ 1,294,093

LIABILITIES & MEMBERS' EQUITY

Current Liabilities:	
Accounts Payable	$ 5,863
Accrued Expenses	2,150
Payable to Members	14,152
Payroll Liabilities	23,494
Total Current Liabilities	45,659
Total Members' Equity	1,248,434
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 1,294,093

Note 1 - <u>Nature of business</u>

La Honda Advisors LLC (a California limited liability company formed in 2011), hereinafter referred to as the "Company", performs investment banking advisory services to companies seeking private placements, mergers, and acquisitions.

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2 - <u>Summary of significant accounting policies</u>

<u>Basis of presentation</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of estimates</u>

The preparation of the Company's financial statements in conformity with U.S. GAAP requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and could be material to the financial statements.

<u>Accounts receivable and unbilled accounts receivable</u>

Accounts receivable and unbilled accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company extends unsecured credit to its customers in the ordinary course of business and assesses the allowance for doubtful accounts based on the Company's collection history. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management closely monitors outstanding accounts receivable and charges off to expenses any balances that are determined to be uncollectible. At December 31, 2017, the Company considered all remaining accounts receivable to be fully collectible accordingly there was no allowance for doubtful accounts.

<u>Income and franchise taxes</u>

The Company is a California limited liability company and has elected to be treated as a partnership for income tax purposes. For federal income tax purposes, profits and losses are passed through to the Members. California law is much the same as federal in terms of the Members reporting the pass-through of profits and losses, with the exception that the Company is subject to an annual fee based on gross receipts with a minimum fee of $800.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because, as a Limited Liability Corporation, it is not subject to federal income tax and the tax effect of its activities accrues to its Members.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2017, management has determined that there are no uncertain tax positions requiring recognition in its financial statements.

The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years after 2014 are subject to Federal tax examinations.

Property and equipment

A fixed asset is any tangible asset purchased for use in the day-to-day operations of the Company from which an economic benefit will be derived over a period greater than one year. Fixed assets include items of property and equipment such as buildings, leasehold improvements, office furniture, fixtures, computers and other related technology equipment. At the time a fixed asset is acquired, its cost is capitalized unless it has a value of $5,000 or less in which case the asset is expensed in the period acquired. Management will periodically review these levels and make any modifications necessary.

Depreciation of fixed assets is calculated using the straight-line method over the estimated useful life of the related assets.

Impairment of long-lived assets

Property and equipment are reviewed for impairment in accordance with FASB ASC Topic 360, *Property, Plant and Equipment*. The Company assesses the impairment of these long-lived assets whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Leases

The Company leases office space under an operating lease for a significant lease agreement that provides for escalating rent payments. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term.

Fair value measurement

The Company performs fair value measurements in accordance with FASB ASC 820, *Fair Value Measurement*. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset's or a liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1: quoted prices in active markets for identical assets or liabilities;

- Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

- Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Payable to members

Payable to Members consists of ordinary business reimbursements. The business expense and payable are recorded when incurred.

Recent accounting pronouncements

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, *Financial Instruments - Overall*. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 will be effective for the Company's fiscal year beginning January 1, 2018. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company does not believe ASU 2016-01 will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016–13, *Measurement of Credit Losses on Financial Instruments* ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2020. The Company is currently evaluating the impact that Topic 842 will have on its financial position and results of operation.

Note 3 – Property and equipment

Property and equipment consists of:

Furniture	$	13,880
Less: accumulated depreciation		991
Property and equipment, net	$	12,889

Depreciation expense for the year ended December 31, 2017 was $991.

Note 4 - Net capital requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $1,082,182 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 5 - Members' equity and ownership

The membership interests in the Company are divided into and represented by "shares". The Company currently has two Members whose ownership comprises 100% of the shares allocated. At December 31, 2017, 100,000 shares were issued and allocated.

Note 6 – Investment in warrants

The Company owned warrants to purchase shares of Series B-2 Preferred Stock in a privately held company as of December 31, 2017. The warrants were classified as Level 3 investments in the fair value hierarchy. They were valued at $0 and $124,445 with zero cost basis as of December 31, 2016 and 2017, respectively. The fair value of the warrants was estimated by management and is based on communications with the investee regarding a potential offer to repurchase the warrants from the Company prior to December 31, 2017.

Note 7 - Commitments and contingencies

Facility lease

The Company entered into a two-year lease agreement for their corporate office, commencing on May 1, 2017. The lease agreement requires minimum annual payments as follows:

2018	$	72,898
2019		24,538
Total	$	97,436

Rent expense related to this lease agreement was $63,984 for the year ended December 31, 2017.

La Honda Advisors LLC
Notes to Statement of Financial Condition
December 31, 2017

<u>Claim contingency</u>

The Company is involved in certain claims arising in the normal course of business. However, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8 – <u>Major customers and accounts receivable</u>

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable.

As of December 31, 2017, one customer accounted for 84% of accounts receivable of $9,448.

Note 9 - <u>Subsequent events</u>

The Company announced and paid $615,913 in distributions on January 5, 2018.